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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
LODGENET INTERACTIVE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	46-0371161
(State of Incorporation	(I.R.S. Employer
or Organization)	Identification No.)
3900 West Innovation Street, Sioux Falls, SD 57107
(Address of Principal Executive Offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on which Each Class
to be so Registered	is to be Registered
Series A Participating
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None.

Part I
Item 1. Description of Registrant’s Securities to be Registered.
     On February 28, 2008, LodgeNet Interactive Corporation (the “Company”) entered into a Rights Agreement (the “New Rights Plan”) with Computershare Investor Services, LLC (“Computershare”), which is a new plan and replaces that certain Amended and Restated Rights Agreement, dated February 28, 2007, between the Company and Computershare (amending and restating that certain Rights Agreement dated as of March 5, 1997, between the Company and Computershare, as successor-in-interest to Harris Trust and Savings Bank) (the “Old Rights Plan”). The Old Rights Plan would have expired on February 28, 2008. The Company hereby amends its Registration Statement on Form 8-A as originally filed with the Securities and Exchange Commission on March 7, 1997, as amended.
     The stockholders of the Company will be asked to vote at the Company’s upcoming Annual Meeting to approve the New Rights Plan. The New Rights Plan will expire and all rights will be terminated if the New Rights Plan is not ratified by the stockholders by February 28, 2009. Below is a summary of the New Rights Plan.
     On February 28, 2008, the Board of Directors of LodgeNet Interactive Corporation (the “Company”) declared a dividend distribution of one “Right” for each outstanding share of common stock, par value $.01 per share (the “Common Stock”), of the Company to stockholders of record at the close of business on February 28, 2008 (the “Record Date”), and effective February 28, 2008, the Board of Directors of the Company (the “Board of Directors”) approved the Rights Agreement (as defined below). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a price of $60.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”), dated February 28, 2008, between the Company and Computershare Investor Services, LLC as the “Rights Agent.”
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earliest of (i) ten Business Days after a public announcement that a person, entity or group of affiliated or associated persons and/or entities (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) ten Business Days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons and/or entities becoming an Acquiring Person.

     Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Summary of Rights. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of any Common Stock, and the separate Rights Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) the Final Expiration Date, (ii) the consummation of a merger transaction with a Person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange of the Rights by the Company as described below. “Final Expiration Date” means February 28, 2018; provided, however, that, if a Distribution Date has not occurred prior thereto, the Final Expiration Date shall mean the earliest to occur of any of the following if and to the extent such events occur: (i) February 28, 2009, in the event this Agreement is not approved by the holders of a majority of shares of Common Stock present in person or represented by proxy and entitled to vote on the subject matter (excluding the vote of any Acquiring Person) at a duly called meeting of stockholders or any adjournment or postponement thereof, at which a quorum is present, prior to such date; and (ii) the date of any Company annual stockholders’ meeting following the meeting in 2008 in the event that at least three successive such meetings shall have occurred at any time following the meeting in 2008 without this Agreement being ratified at least once by the Company’s stockholders, as well as the Board, during the three-year period represented by such meetings (inclusive in such three-year period, for this purpose, of the date on which the third such meeting takes place).
     The number of Rights associated with each share of Common Stock shall be proportionately adjusted to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock. The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     In the event that a Person becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company and are not representatives or nominees of Acquiring Persons or Affiliates or Associates thereof to be both adequate and otherwise in the best interests of the Company and its stockholders, after receiving advice from at least one nationally recognized investment banking firm to be at a price which is fair and not inadequate to the Company’s stockholders (a “Permitted Offer”)), then proper provision shall be made so that each holder of a Right will (subject to extension under certain circumstances) thereafter have the right to receive upon exercise that number of shares of Common Stock (or, at the election of the Company, which election may be obligatory if sufficient authorized shares of Common Stock are not available, a combination of Common Stock, property, other securities (e.g., Preferred Stock) and/or a reduction in the exercise price of the Right) having a market value of two times the Purchase Price (such right being called the “Subscription Right”). Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person shall immediately become null and void.
     In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction (whether or not the Company is the surviving corporation) or 50% or more of the Company’s assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that, following the Distribution Date, each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the Purchase Price.
     At any time prior to the earlier to occur of (i) ten Business Days after a Person becomes an Acquiring Person, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or certain related Persons or (ii) following an event giving rise to, the Subscription Right if and for as long as the Acquiring Person triggering the Subscription Right beneficially owns securities representing less than 20% of the outstanding shares of Common Stock and at the time of redemption there are no other Acquiring Persons. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten Business Days’ prior notice.

     In the event the Company receives a Qualified Offer, the Rights may be redeemed by way of stockholder action taken at a special meeting of stockholders called by the Board of Directors upon the written notice of the holders of at least 10% of the shares of Common Stock then outstanding (other than shares of Common Stock held by the offering Person or its Affiliates and Associates) for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement. The written notice must be received by the Company not earlier than 60, nor more than 90, Business Days following the commencement of a Qualified Offer that has not been terminated prior thereto and that continues to be a Qualified Offer. The special meeting must be held on or prior to the 90th Business Day following the Company’s receipt of such notice. Such an action by stockholders requires the affirmative vote of at least a majority of all shares of Common Stock and any other stock entitled to vote on such issue (excluding shares held by an offering Person and its Affiliates and Associates). If either (A) the special meeting is not held on or prior to the 90th Business Day following receipt of the special meeting notice, or (B) at the special meeting, the requisite holders of shares of Common Stock vote in favor of the redemption resolution, then all of the Rights will be deemed redeemed by such failure to hold the special meeting or as a result of such stockholder action, as the case may be, at the Redemption Price, or the Board of Directors shall take such other action as would prevent the existence of the Rights from interfering with the consummation of the Qualified Offer, effective immediately prior to the consummation of the Qualified Offer if, and only if, the Qualified Offer is consummated within 60 Business Days after either (x) the close of business on the 90th Business Day following receipt of the special meeting notice if a special meeting is not held on or prior to such date, or (y) the date on which the results of the vote on the redemption resolution at the special meeting are certified as official, as the case may be. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     In the determination of the fairness of any offer, the Board of Directors retains the authority to reject, advise the stockholders to reject, or take other action in response to any offer (including a Qualified Offer) necessary to the exercise of its fiduciary duties.
     Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock at a rate of one share of Common Stock per Right or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).
     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000.00 or 1,000 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of Preferred Stock will be issuable; however, (i) the Company may elect to distribute depositary receipts in lieu of such fractional shares and (ii) in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. This summary description of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is incorporated herein by reference.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Company and the Rights Agent retain broad authority to amend the Rights Agreement; however, following any Distribution Date any amendment may not adversely affect the interests of holders of Rights.
     The foregoing description of the New Rights Plan does not purport to be complete and is qualified in its entirety by reference to the New Rights Plan, which was filed as Exhibit 4.1 to the Company’s Current Report 8-K filed on March 3, 2008, and is expressly incorporated herein by reference.
Item 2. Exhibits.
The following exhibits are incorporated herein by reference to the numbered exhibits filed as a part of the following filings of the Registrant.
4.1	Rights Agreement, by and between LodgeNet Interactive Corporation and Computershare Investor Services, LLC, dated February 28, 2008(1)

4.2	Summary of Rights(2)

(1)	Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on March 3, 2008.

(2)	Incorporated by reference to Exhibit B of Exhibit 4.1 to the Company’s Form 8-K filed on March 3, 2008.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 3, 2008	By	/s/ James G. Naro
James G. Naro
	Its	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer